EXHIBIT 1

POWER OF ATTORNEY

The person whose signature appears below, being an authorized representative of Toyota Motor Corporation (the "Company"), hereby makes, constitutes and appoints Takanori Azuma, Chief Officer, Accounting Group of the Company, as a true and lawful attorney-in-fact for the Company, for the purpose of, from time to time, executing in the Company's name or on the Company's behalf, any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, "documents") determined by the Company to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States federal, state or local governmental or regulatory authority, including, without limitation, Forms 13D and 13G, and any amendments to any of the foregoing as may be required to be filed with the U.S. Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to the attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by the attorney-in-fact shall be conclusively evidenced by such attorney-in-fact's execution, delivery, furnishing or filing of the applicable document.

/s/ Yoichi Miyazaki

Name: Yoichi Miyazaki
Title: Executive Vice President,
Operating Officer,
Chief Financial Officer
Date: May 18, 2026